UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

Commission File Number 000-51778

GOLBAL MAINFRAME CORP.
(Translation of registrant's name into English)

#101, 435-4 Avenue SW., Calgary, Alberta T1P 3A8
(Address of principal executive office)

Indicate by check mark whether the registrant files or will
 file annual reports under cover of
Form 20F or Form 40F.
Form 20F    X  	Form 40F  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing
the information contained in this
Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934. ___ Yes    No X

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.



DOCUMENTS INCLUDED AS PART OF THIS REPORT
None


Resignation of Officer: Appointment of Officer

On September 7, 2007, the Board of Directors of Global
Mainframe Corp. (formerly Emission
Differentials Ltd.) (the "Registrant") accepted the resignation of Mr. Steven J. Turcotte as the
Registrant's Chief Financial Officer. Mr. Turcotte will remain as a member of the Registrant's
Board of Directors and the Registrant's Secretary.

Also on September 7, 2007, the Board of Directors of the
 Registrant appointed Mr. David W.
Crombie as the registrant's Chief Financial Officer.


SIGNATURES

      Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has
duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    GLOBAL MAINFRAME CORP.
                                        (Registrant)

Date: October 4, 2007		By:  /s/ Steve Turcotte
      Name:  Steve Turcotte - Secretary
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